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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                CAB MERGER CORP.
                            GUARDIAN FIBERGLASS, INC.
                      (NAMES OF FILING PERSONS (OFFERORS))

                      COMMON STOCK, NO PAR VALUE PER SHARE,
                    SERIES A PREFERRED STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                    133290106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            DAVID A. CLARK, TREASURER
                            GUARDIAN FIBERGLASS, INC.
                                2300 HARMON ROAD
                          AUBURN HILLS, MICHIGAN 48326
                                 (248) 340-1800
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    Copy to:

                            PAUL R. RENTENBACH, ESQ.
                               DYKEMA GOSSETT PLLC
                             400 RENAISSANCE CENTER
                          DETROIT, MICHIGAN 48243-1668
                                 (313) 568-6973

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*  $188,895,432.15         AMOUNT OF FILING FEE  $37,779.09

* Estimated solely for purposes of calculating the amount of filing fee. This calculation assumes the purchase of (i) all 8,817,405 outstanding shares of common stock, no per value, of the Subject Company (the "Common Stock") including associated Series A Preferred Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a price per Share of $18.35 in cash, and (ii) options to purchase Common Stock that will be vested and exercisable immediately prior to the effective time of the merger. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50(th) of one percent of the value of the transaction.

[ ]  Check box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identity the filing by registration statement number, or the Form or Schedule and the date of its filing.

     AMOUNT PREVIOUSLY PAID: Not applicable        FILING PARTY: Not applicable
     FORM OR REGISTRATION NO.: Not applicable      DATE FILED: Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below  to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]
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         This Amendment No. 2 (this "Amendment") is the final amendment to the Tender Offer Statement on Schedule TO filed initially with the Securities and Exchange Commission on May 12, 2000 by CAB Merger Corp., a Georgia corporation ("Purchaser") and Guardian Fiberglass, Inc., a Delaware corporation ("Parent"), as amended by Amendment No. 1 filed on June 5, 2000 (as amended, the "Schedule TO"), relating to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, no par value (the "Common Stock"), and the associated Series A Preferred Stock purchase rights, of Cameron Ashley Building Products, Inc., a Georgia corporation (the "Company") (such rights, together with the Common Stock, being referred to in the offer as the "Shares"), at a purchase price of $18.35 per Share, net to the Seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

ITEMS 1, 8, 11 AND 12.

         (1) Items 1, 8, and 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

              "The Offer expired at 12:00 midnight, Eastern time, on Friday, June 9, 2000. Pursuant to the Offer, based upon a report from the Depositary for the Offer, Purchaser accepted for payment 8,272,386 Shares, representing 93.66% of the outstanding Shares. On June 12, 2000, Guardian Industries Corp. issued a press release announcing the completion of the tender offer and that it expects to complete the Merger of the Purchaser with and into the Company by June 16, 2000."

         (2) Item 11 of the Schedule TO is hereby further amended and supplemented by adding the following:

              "The required waiting period with respect to the Offer and the Merger under the Competition Act expired on June 7, 2000."

         (3) Item 12 of the Schedule TO is hereby amended by adding thereto the following:

              (a)(1)(I) Press Release, dated June 12, 2000, issued by Guardian Industries Corp.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAB MERGER CORP.

By: /S/ DAVID A. CLARK
Name:   David A. Clark
Title:  Chairman and Treasurer



GUARDIAN FIBERGLASS, INC.

By: /S/ DAVID A. CLARK
Name:   David A. Clark
Title:  Treasurer

Dated: June 12, 2000







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                                 EXHIBIT INDEX

         EXHIBIT NO.                                  DESCRIPTION
         -----------                                  -----------
         (a)(1)(I) Press Release, dated June 12, 2000, issued by Guardian Industries Corp.